Morgan Stanley Dean Witter Charter Series
Monthly Report
October 1999

Dear Limited Partner:

The Net Asset Value per Unit for each of the three Morgan Stanley Dean Witter Charter Funds as of October 31, 1999 was as follows:

Funds                    N.A.V.                      % change for month
Charter Graham           $  9.33                         -6.08%
Charter Millburn         $  9.01                       -12.70%
Charter Welton           $  7.78                         -6.88%

Toward mid-October, most managed futures funds, including the funds in the Charter Series, entered a period of difficulty. In large measure, this reflects how the Funds' managers trade in the futures markets. Specifically, the managers are long-term trend followers, which is a way of participating in the futures markets that has tended to produce successful results over long periods of time. However, this philosophy of money management is subject to, and will be hurt by, sudden trend reversals and short-term volatility, or "whipsawing." While unpleasant, these types of market behavior occur periodically and usually have a negative impact on managed futures funds, not only at Morgan Stanley Dean Witter, but also throughout the industry.

An analogous weakness exists when it comes to investing in the equity markets. Most equity managers and investors participate in the markets by purchasing an investment and holding it because that has historically generated the most success. However, such an approach is also subject to, and will be hurt by, broad-based declines in the stock market. And, as in managed futures, while these periods of decline are unpleasant, they are also unavoidable and part of holding an asset class for a long period of time.

From late summer through mid-October, a vast number of futures and currency markets were trending in a way that generally reflected weakness in equities and fixed income investments with an anticipation of continued price erosion. (For example, from September 1 through October 15 the S&P 500 declined by 5.5%.) Consequently, the Fund's managers were positioned accordingly: short interest rate futures and stock indices, long energies and base metals and short the U.S. dollar. Had these trends continued it is likely the Funds would have produced positive results. However, given the reversal and whipsaw conditions that developed in mid-October, the Funds encountered difficulty.

Sudden reversals in previously existing uptrends occurred in the energy markets, base metals and some foreign currencies. In these markets, due to their established upward moves in late summer and early fall, the Funds had long positions in these markets and benefited from them. However, as markets such as crude oil, zinc, the Swiss franc, the euro and many others reversed sharply downward, it had a negative impact on these long positions.

The global stock markets also proved difficult for Charter Graham and Millburn during the month. Given the widespread contraction of a number of major stock markets, some downward trends became established in the late summer/early fall that caused the managers of both of these Funds to establish short positions. As these markets continued in a downward direction, these positions were largely profitable. Given the upward snapback exhibited in many of these markets, especially the U.S. and Japan, during the last two weeks of October, these previously existing short positions were negatively affected. On the other hand, Charter Welton was able to record profits from this sharp upward move in domestic equity prices due to long positions the Fund's manager had established in NASDAQ 100 and S&P 500 Index futures.

Additionally, reversals in global interest rate futures also contributed to this difficult period. As interest rates were generally rising, downward price trends became rather firmly established in these markets. Accordingly, the Funds' managers executed short positions to participate in these trends and generated profits by doing so, such as the gains recorded by Charter Graham in the European interest rate futures markets. However, as interest rates fell dramatically in the last few days of October (the yield on the U.S. long bond fell approximately 0.28%), this caused a sharp and sudden upward reversal in prices and resulted in losses for these short positions, particularly for Charter Millburn.

Finally, a number of futures markets, such as coffee, exhibited spike like moves. Coffee prices, for example, rose so dramatically it caused the manager of Charter Welton to establish long positions. After entering this market, coffee prices went through a very quick snapback to levels at or under where the long positions were established. This whipsaw nature created short-term losses in this market and other markets traded by the Charter Series Fund managers.

In summary, because the Funds are designed to make money from long-term price trends, they are subject to periods of difficulty when market action creates sudden reversals or short-term volatility in the markets. It is these conditions that predominated during the latter half of October.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor New York, NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
President
Demeter Management Corporation
General Partner

MORGAN STANLEY DEAN WITTER CHARTER SERIES

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from inception-to-date for each Fund in the Morgan Stanley
Dean Witter Charter Series.  PAST PERFORMANCE IS NOT NECESSARILY
INDICATIVE OF FUTURE RESULTS.
Charter Graham

Year                Return
1999 (8 months)                -6.7%

Inception-to-Date Return:      -6.7%
_________________________________________________________________
___________________________

Charter Millburn

Year                Return

1999 (8 months)                -9.9%

Inception-to-Date Return:           -9.9%
_________________________________________________________________
___________________________

Charter Welton

Year                Return

1999 (8 months)                -22.2%

Inception-to-Date Return:           -22.2%
_________________________________________________________________
___________________________

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended October 31, 1999
(Unaudited)
                                                     Morgan Stanley Dean Witter
Charter Graham L.P.   Morgan Stanley Dean Witter Charter Millburn L.P.
                                        Percent of
Percent of
                                        October 1, 1999
October 1, 1999
                                        Beginning
Beginning
                                 Amount Net Asset Value               Amount
Net Asset Value
                                     $        %                   $
%
REVENUES
Trading Profit (Loss):
  Realized                         65,972              0.37
(915,406)                        (4.03)
  Net change in unrealized     (1,073,910)            (6.10)
(1,881,454)                      (8.29)
  Total Trading Results        (1,007,938)            (5.73)
(2,796,860)                     (12.32)
Interest Income (DWR)              69,319              0.39
83,875                            0.37
  Total Revenues                 (938,619)            (5.34)
(2,712,985)                     (11.95)

EXPENSES
Brokerage fees (DWR)              102,744              0.58
132,446                           0.58
Management fees                    29,355              0.16
37,841                            0.17
  Total Expenses                  132,099              0.74
170,287                           0.75
NET LOSS                       (1,070,718)            (6.08)
(2,883,272)                     (12.70)

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended October 31, 1999
(Unaudited)
                    Morgan Stanley Dean Witter Charter Graham L.P.       Morgan
Stanley Dean Witter Charter Millburn L.P.
                       Units          Amount    Per Unit                   Units
Amount      Per Unit

                                           $          $
$            $
Net Asset Value,
  October 1, 1999      1,772,965.893  17,613,300     9.93
2,200,849.947   22,705,008    10.32
Net Loss                      -       (1,070,718)   (0.60)                    -
(2,883,272)                   (1.31)
Redemptions                 (900.000)     (8,397)    9.33
(800.000)      (7,208)         9.01
Subscriptions             76,748.887     716,067     9.33
113,594.246    1,023,484       9.01
Net Asset Value,
  October 31, 1999     1,848,814.780  17,250,252    9.93
2,313,644.193   20,838,012     9.01

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended October 31, 1999
(Unaudited)
                                                             Morgan Stanley Dean
Witter Charter Welton L.P.
                                        Percent of
                                        October 1, 1999
                                        Beginning
                                 Amount Net Asset Value
                                   $          %
REVENUES
Trading Profit (Loss):
  Realized                     (1,315,602)            (6.90)
  Net change in unrealized         72,384              0.38
  Total Trading Results        (1,243,218)            (6.52)
Interest Income (DWR)              74,345              0.39
  Total Revenues               (1,168,873)            (6.13)

EXPENSES
Brokerage fees (DWR)             111,285               0.58
Management fees                   31,796               0.17
  Total Expenses                 143,081               0.75
NET LOSS                      (1,311,954)             (6.88)

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended October 31, 1999
(Unaudited)
                      Morgan Stanley Dean Witter Charter Welton L.P.
                       Units          Amount       Per Unit
                                           $          $
Net Asset Value,
  October 1, 1999      2,283,167.870  19,077,471      8.36
Net Loss                       -      (1,311,954)    (0.58)
Redemptions               (1,800.000)      (14,004)        7.78
Subscriptions            105,598.986     821,560      7.78

Net Asset Value,
  October 31, 1999     2,386,966.856  18,573,073      7.78

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Charter Graham L.P. ("Charter Graham"), Morgan Stanley Dean Witter Charter Millburn L.P. ("Charter Millburn"), and Morgan Stanley Dean Witter Charter Welton L.P. ("Charter Welton") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage in the speculative trading of futures and forward contracts, options on futures contracts on physical commodities and other commodity interests, including foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests"). The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds, Inc. ("DWR") and an unaffiliated clearing commodity broker, Carr Futures Inc. ("Carr"), provides clearing and execution services. Demeter and DWR are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR credits each Partnership with interest income on 100% of its average daily funds held in its individual account at DWR at a rate equal to that earned by DWR on its
U.S. Treasury bill investments during such month.   Carr also credits DWR
with the interest income earned with respect to the Partnership's Net Assets maintained in trading accounts at Carr. DWR in turn credits the Partnership with 100% of the interest income received from Carr. For purposes of such interest payments, Net Assets do not include monies due to the Partnership on forward contracts and other futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Limited Partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 7% of the Partnership's Net Assets as of the first day of each month (a 7% annual rate). Such fee covers all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. Demeter bears all other operating expenses.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Continued)


Redemptions - Limited Partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which a person first becomes a Limited Partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a Limited Partner is redeeming his entire interest in the Partnership.

Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge.

Exchanges - On the last day of the first month which occurs more than 180 days after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership - Each Partnership will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in the Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage fees to DWR for trades executed on its behalf as described in Note 1. Each Partnership's cash is on deposit with DWR and Carr in future interests trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in
Note 1.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Dean Witter Charter Graham L.P.
  Graham Capital Management L.P.

Morgan Stanley Dean Witter Charter Millburn L.P.
  Millburn Ridgefield Corporation

Morgan Stanley Dean Witter Charter Welton L.P.
  Welton Investment Corporation

Compensation to the trading advisors by the Partnerships consists of management fees and incentive fees as follows:

Management Fee - Each Partnership pays a flat-rate monthly fee of 1/12 of 2% of the Net Assets under management by each trading advisor as of the first day of each month (a 2% annual rate).

Incentive Fee - Each Partnership pays a monthly incentive fee equal to 20 % of "Trading Profits", (as defined in the Limited Partnership Agreements), as of the end of each calendar month. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, the trading advisor must earn back such losses before that trading advisor is eligible for an incentive fee in the future.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Concluded)



4.   Legal Matters

The following supplements Legal Proceedings previously disclosed in the Partnership's March 31, 1999 Form 10-Q:

In the New York action, the motion to dismiss the amended complaint with prejudice has been fully briefed and argued and the Dean Witter Parties are awaiting the New York Supreme Court's decision.

In the California action, on September 24, 1999, the Superior Court in the State of California entered an order dismissing the consolidated amended complaint without prejudice on consent.